Alyson Saad

Second Vice President - Counsel

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: Alyson.Saad@protective.com

November 30, 2020

Via EDGAR and E-mail

Ms. Elisabeth M. Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PLICO Variable Annuity Account S
Protective Life Insurance Company
Registration Statements on Form N-4
File Nos. 333-240102; 811-23593
File Nos. 333-240192; 811-23593

PLAIC Variable Annuity Account S
Protective Life and Annuity Insurance Company
Registration Statements on Form N-4
File Nos. 333-240103 and 811-23594
File Nos. 333-240193 and 811-23594

Dear Ms. Bentzinger:

On November 24 and 25, 2020, Protective Life Insurance Company and Protective Life and Annuity Insurance Company (together, the “Companies”) and PLICO Variable Annuity Account S and PLAIC Variable Annuity Account S (together, the “Accounts”) filed pre-effective amendments (the “Amendments”) to the above-referenced registration statements (the “Registration Statements”), respectively, with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933  for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”).  The Amendments to the Registration Statements with SEC File Nos. 333-240192 and 333-240193 include as exhibits forms of addendum to schedules for certain participation agreements to reflect the addition of the Contracts and Accounts to the schedules for those agreements.  The Amendments to the Registration Statements with SEC File Nos 333-240102 and 333-240103 incorporate by reference the forms of addendum included as exhibits in the Amendments to the Registration Statements with SEC File Nos. 333-240192 and 333-240193, respectively.

As outside counsel for the Companies previously discussed with the staff of the Commission (“Commission Staff”), on behalf of the Companies and the Accounts, we are transmitting this letter to confirm the Companies’ intention to include as an exhibit the amended schedule that corresponds to each form of addendum with the first post-effective amendment filing to the Registration Statement, or as appropriate, incorporate by reference the amended schedule in the post-effective amendment filing.

Please do not hesitate to call the undersigned at (205) 268-2984, or our counsel Thomas Bisset at (202) 383-0118 if you have any questions concerning this letter.  We greatly appreciate the Commission Staff’s efforts in assisting the Company with these filings.

Sincerely,

/s/ Alyson Saad

Alyson Saad
Second Vice President, Counsel

cc:  Ms. Sally Samuel

Mr. Thomas Bisset